Exhibit 99.1

SKK to Hold Annual General Meeting on December 17, 2025

SINGAPORE, November 25, 2025 (GLOBE NEWSWIRE) — SKK Holdings Limited (“SKK Holdings”, “SKK” or the “Company”) (NASDAQ: SKK) will hold its 2025 Annual General Meeting of Shareholders (the “AGM”) at 27 First Lok Yang Road, Singapore 629735 at 10 a.m. (Singapore Time) on December 17, 2025 (which is 9 p.m. (Eastern StandardTime) on December 16, 2025).

Holders of the Company’s ordinary shares listed in the register of members of the Company at the close of business on November 21, 2025 (Singapore Time) are entitled to receive notice of, and vote at, the AGM or at any adjournment or postponement that may take place.

Copies of the Notice of the AGM, which sets forth the resolutions to be proposed and for which adoption from shareholders is sought, the Proxy Statement and the Proxy Card are available on the Investor Relations section of the Company’s website at https://skkworks.com.sg and on the SEC’s website at www.sec.gov.

SKK has filed its annual report on Form 20-F, including its audited financial statements, for the financial year ended December 31, 2024, with the U.S. Securities and Exchange Commission (“SEC”). The Company’s Form 20-F can be accessed on the Company’s website at https://skkworks.com.sg, as well as on the SEC’s website at www.sec.gov. Also available on the Company’s website is the directors’ report and summary financial report for the financial year ended December 31, 2024.

About SKK Holdings Limited

SKK Holdings Limited is a civil engineering service provider that specializes in subsurface utility works in Singapore. We seek to plan, construct and maintain various public works and infrastructure projects that serve the society and the environment. We have over 10 years of experience in providing civil engineering services to our customers in Singapore in numerous public utility projects, including but not limited to power and telecommunication cable laying works, water pipeline works and sewer rehabilitation works.

For investor and media inquiries, please contact:

Sunny Soon

Chief Financial Officer

Telephone +65 6334 3831

skkcfo@skkworks.com.sg

Phaik Shya Koay

Financial Controller

Telephone +65 6334 3831

kelly.koay@skkworks.com.sg